EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

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Results of Operations for the Six Months Ended March 31, 2025 and 2024

The following table summarizes our results of operations for the six months ended March 31, 2025 and 2024:

	For the Six Months Ended March 31,		Variance
	2025	2024	Amount	%
Revenues	$16,376,697	$57,899,096	$(41,522,399)	(71.7)%
Cost of revenues	(15,897,467)	(57,110,446)	(41,212,979)	(72.2)%
Gross profit	479,230	788,650	(309,420)	(39.2)%
Reversal of (allowance for) receivables and inventories	7,385,595	(195,355)	(7,580,950)	(3,880.6)%
Selling expenses	-	(53,008)	(53,008)	(100.0)%
General and administrative expenses	(1,575,682)	(5,730,147)	(4,154,465)	(72.5)%
Research and development expenses	(2,102)	(988,559)	(986,457)	(99.8)%
Income (loss) from operations	6,287,041	(6,178,419)	(12,465,460)	(201.8)%
Interest expense	(279,489)	(712,490)	(433,001)	(60.8)%
Government subsidy income	-	925,983	(925,983)	(100.0)%
Interest income	61,170	489	60,681	12,409.2%
Gain on disposal of subsidiaries	824,512	-	824,512	(100.0)%
Other (expenses) income	35,342	116,575	(81,233)	(69.7)%
Income (loss) before income taxes	6,928,576	(5,847,862)	(12,776,438)	(218.5)%
Income tax (expenses) benefits	(334)	222,122	(222,456)	(100.2)%
Net income (loss)	$6,928,242	$(5,625,740)	$(12,553,982)	(223.2)%

Revenue

Revenue for the six months ended March 31, 2025 decreased by $14.9 million, or 47.7%, to $16.4 million from $31.3 million for the same period of last year. The decrease was mainly due to a decrease in sales volume of activated carbon from 25,496 tons in 2024 to 14,744 tons in 2025.

Cost of revenues

Cost of activated carbon increased by $15.3 million, or 49.1%, to $15.9 million for the six months ended March 31, 2025 from $31.2 million for the same period of last year. The decrease was mainly due to the decreased sales volume of activated carbon from 25,496 tons in 2024 to 14,744 tons in 2025.

Gross profit

Gross profit was $479,230 for the six months ended March 31, 2025, an increase by approximately $0.4 million, or 632.9%, from $65,392 for the same period of last year. Gross profit margin was 2.9% in 2025, as compared with 0.2% in 2024. The increase by 2.7% points was primarily attributable to a decrease of average unit cost by 11.9% which, in turn, improved gross profit margin for activated carbon.

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Reversal of (allowance for) receivables

Reversal of allowance for receivables was $7.4 million for the six months ended March 31, 2025, a decreased by $8.4 million from allowance for receivables of $1.0 million for the six months ended March 31, 2024. The decrease was primarily due to certain accounts receivable of $24,548,022 were assigned as prepayment for acquisition, see Note 9 – Prepayment for acquisition for details.

General and administrative expenses

General and administrative expenses decreased by $83,673, or 5.0%, to approximately $1.6 million for the six months ended March 31, 2025 from approximately $1.7 million for the same period of last year. The decrease was primarily attributable to reduction of depreciation of $0.4 million as a result of disposal in fiscal 2024, the decrease was partially offset by an increase in legal and other professional expenses of $0.4 million.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including raw materials, equipment parts, salaries, and other employee benefits. Research and development expenses decreased by approximately $0.1 million, or 98.4%, to $2,102 for the six months ended March 31, 2025, from approximately $0.1 million for the same period of last year as the Company reduced spending in research and development expenses.

Interest income

Interest income increased by $60,681, or 12,409.2%, to $61,170 for the six months ended March 31, 2025 from $489 for the same period of last year. The increase was mainly attributable to a loan to a third party. The Company signed a revolving loan agreement with a third party to lend a revolving loan up to a maximum amount of $6 million from February 1, 2024 to September 30, 2025 at an annual interest rate of 6.5% per annum.

Interest expenses

Interest expenses decreased by $0.4 million, or 60.8%, to approximately $0.3 million for the six months ended March 31, 2025 from $0.7 million for the same period of last year. The decrease was mainly attributable to the decrease in $5.3 million loans from financial institutions.

Government subsidy income

The Company receives various government grants from time to time. There is no guarantee that the Company will continue to receive such grants in the future. For the six months ended March 31, 2025 and 2024, the Company had subsidy income of nil and $40,936 for equipment of energy projects grants.

Gain on disposal of subsidiaries

On January 20, 2025, CN Energy entered into a Share Transfer Agreement (the “Agreement”) with Asia Rubber Resources Limited (“Asia Rubber Resources”). Pursuant to the Agreement, CN Energy agreed to transfer 100% of its equity in Clean Energy Holdings Limited (“Energy Holdings”) to Asia Rubber Resources (the “Transfer”) for a total purchase price of HKD10,000 (approximately $1,281). In connection with the Agreement, Energy Holdings’ fully owned subsidiaries, Zhejiang CN Energy Technology Development Co., Ltd. (“Zhejiang CN Energy”) and Manzhouli CN Energy Industrial Co., Ltd. (“Manzhouli CN Energy”), Manzhouli CN Energy Technology Co., Ltd. (“Manzhouli CN Technology”) and Zhejiang Yongfeng New Material Technology Co., Ltd. (“Zhejiang Yongfeng New Material”) were altogether disposed to Asia Rubber Resources.

Net income (loss)

As a result of the foregoing, net income for the six months ended March 31, 2025 amounted to approximately $6.9 million. Whereas, net loss for the six months ended March 31, 2024 amounted to $3.0 million.

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B. Liquidity and Capital Resources

The principal source of liquidity is our operations. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations. We plan to support our future operations primarily from cash generated from our operations. We may require additional cash due to business expansion or other future developments. If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities.

As of March 31, 2025, we had cash of approximately $0.2 million, and total working capital of $43.6 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our revenue generating subsidiaries to meet our obligations to date. Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China, or otherwise satisfy their foreign currency denominated obligations.

Cash flows for the six months ended March 31, 2025, and 2024

Cash Flows

The following table sets forth a summary of our cash flows for the period indicated:

	For the Six Months Ended March 31,
	2025	2024
Net cash used in operating activities	$(1,457,318)	$(579,200)
Net cash (used in) provided by investing activities	(2,300,351)	24,448
Net cash provided by financing activities	3,672,950	483,690
Effect of exchange rate changes on cash	(1,157)	1,976
Net decrease in cash	(85,876)	(69,086)
Cash, beginning of period	317,323	195,502
Cash, end of period	$231,447	$126,416

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Operating activities

Net cash used in operating was $1.5 million for the six months ended March 31, 2025. The net cash used in operating activities was primarily attributable to an increase of $7.5 million accounts receivable due to credit sales and $7.5 million reversal of allowance for accounts receivable, as partially offset by net income of $6.9 million, reduction of $1.4 million in inventory and reduction of $4.8 million in advances to suppliers.

Investing activities

Net cash used in investing activities of $2.3 million for the six months ended March 31, 2025 was primarily attributable to advance to a third party of $2.3 million.

Financing activities

Net cash provided by financing activities of $3.7 million for the six months ended March 31, 2025 was primarily attributable to proceeds from warrants exercised of $0.5 million and proceeds of $3.2 million from convertible notes.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

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